SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 553rd MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 4, 2008

On December 4, 2008, at 4:00 p.m., at the Company’s offices located at Avenida das Nações Unidas, 4.777, in the City of São Paulo, State of São Paulo, CEP. 05477-000, the 553rd Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. The Company’s Chief Executive Officer Bernardo Gradin, Officers Mauricio Ferro and Carlos Fadigas, and Mr. Nelson Raso, Mr. Guilherme Furtado and Ms. Marcella Menezes Fagundes, were present at the meeting. The Chairman of the Board of Directors, Mr. Marcelo Odebrecht, presided the meeting, and Ms. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subject for Deliberation: After proper analysis of the Proposal for Deliberation (“PD”), a copy of which was previously submitted to the Board Members and will remain filed at the Company’s headquarters, the following decision was unanimously taken: PD.CA/BAK 29/2008 – Destination of the Treasury Shares: (i) to manifest favorably to the cancellation of 6,251,744 common shares, 10,389,665 class “A” preferred shares, and 209,248 class “B” preferred shares issued by Braskem, and the consequent change in the current capital composition; and (ii) to authorize the installation of an Extraordinary General Meeting to resolve on the proposal for cancellation of the shares mentioned in item (i) above, without any change in the corporate capital, and amendment to article 4 of the Company’s Bylaws, to record the new composition of its corporate capital, delegating to the Chairman of the Board of Directors the definition of the date and time of the Meeting, to be disclosed upon publication of the respective call notice. II) Subjects for Acknowledgment: Nothing to register. III) Subjects of Interest to the Company: Nothing to register. IV) Closing – As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, December 4, 2008. [Sgd.: Marcelo Bahia Odebrecht - Chairman; and Marcella Menezes Fagundes – Secretary; Djalma Rodrigues de Souza – Vice Chairman; Alvaro Fernandes da C. Filho; Álvaro Pereira Novis; Antonio Britto Filho; Edmundo José Correia Aires; Francisco Teixeira de Sá; Francisco Pais; José de Freitas Mascarenhas; José Mauro Mettrau C. da Cunha; and Newton Sergio de Souza.]

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3342.3088 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 05, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.